

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Yishai Cohen
Chief Executive Officer
Landa App 3 LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

Re: Landa App 3 LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed June 5, 2023
File No. 024-11815

Dear Yishai Cohen:

We have limited our review of your offering statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 5, 2023

General

1. Please revise to comply with the conditions for incorporation by reference on Form 1-A, including the conditions in General Instruction III(a)(2)(B) and (C). Please also ensure that you "clearly identify the relevant document and portion thereof where such information can be found" in accordance with General Instruction III(b). In addition, please explain why you are incorporating by reference the Form 1-K filed on April 28, 2023 rather than the Form 1-K/A filed on May 31, 2023, or revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger